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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 7)
                          ------------------------

                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)
                          ------------------------

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                          ------------------------
                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000
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                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
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     This Amendment No. 7 amends and supplements the Issuer Tender Offer
 Statement on Schedule 13E-4 dated October 9, 1998, as amended (the "Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the "Company"), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares"), including the associated common stock purchase rights (the "Rights"), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase"), the supplement thereto, dated November 16, 1998 (the "Supplement"), and the related Letter of Transmittal (which together with the Offer to Purchase, as amended and supplemented by the Supplement, and any subsequent amendments or supplements to the Letter of Transmittal and the Offer to Purchase, shall constitute the "Offer"). A copy of the Offer to Purchase is filed with the Securities and Exchange Commission as Exhibit (a)(1) to the Schedule 13E-4 and copies of the Supplement and the accompanying Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(10) and (a)(11), respectively, to Amendment No. 5 to the Schedule 13E-4.

     Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase, as the same may be amended and supplemented from time to time.

 ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     Item 3 paragraphs (a)-(j) is hereby amended by supplementing the description set forth in ''Section 7. Background and Purpose of the Offer; Certain Effects of the Offer'' of the Offer to Purchase, which is incorporated herein by reference, by adding the following paragraph at the end of the text set forth in such section under the caption entitled "Litigation":

     On November 18, 1998, the District Court granted the Company's motion for partial summary judgment with respect to Count Four of the Company's Amended Complaint and ruled that the shares of the Company's common stock acquired by AlliedSignal are "control shares" as such term is defined in Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law. As a result, the Court issued an order enjoining AlliedSignal from voting any of the Company's common stock owned by AlliedSignal unless and until AlliedSignal's voting rights are restored under Section 2564 of Subchapter G.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item            Description
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 (c)(23)   Form of Press Release issued by the Company dated November 18,
           1998.



                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AMP Incorporated


                                       By: /s/ Robert Ripp
                                          ------------------------------
                                       Name:   Robert Ripp
                                       Title:  Chairman and
                                                 Chief Executive Officer


 Dated: November 18, 1998



                             INDEX TO EXHIBITS


   Item    Description
   ----    -----------

  (c)(23)  Form of Press Release issued by the Company dated November 18,
           1998.